EX3.1
CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
AGILON HEALTH, INC.
agilon health, inc., a corporation having a date of incorporation of April 21, 2017, and duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), hereby certifies as follows:
1.    Article FOURTH of the Certificate of Incorporation is hereby amended by adding the following paragraph immediately after the first paragraph of Article FOURTH:
"As of the effective time of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware (the “Reclassification Effective Time”), each twenty-five (25) shares of Common Stock issued and outstanding or held by the Corporation as treasury stock immediately prior to the Reclassification Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be reclassified, combined and converted into one (1) share of Common Stock (the "Reverse Stock Split"). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive a fractional share of Common Stock shall have all such fractional shares aggregated per registered holder and shall be entitled to receive cash (without interest) in lieu of fractional shares from the Corporation’s transfer agent in an amount equal to the proceeds (net of all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the transfer agent incurred in connection with such sale of shares) attributable to the sale of such fractional shares following the aggregation and sale by the Corporation’s transfer agent of all fractional shares otherwise issuable. The Reverse Stock Split shall not affect the total number of shares of Common Stock that the Corporation is authorized to issue, which shall remain as set forth in the first paragraph of this Article FOURTH."
2.    This Certificate of Amendment shall become effective upon filing with the Secretary of State of the State of Delaware.

EX3.1
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 30th day of March, 2025.

AGILON HEALTH, INC.
By: /s/ Denise Zamore

Name: Denise Zamore

Title: Chief Legal Officer and Corporate Secretary